As Filed with the Securities and Exchange Commission on April 28, 1998
                                                            File No. 000-23425


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                                  FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

          UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934



     BURZYNSKI  RESEARCH  INSTITUTE,  INC.
     -------------------------------------
     (Name  of  small  business  issuer  in  its  Charter)


                            Delaware                                76-0136810
------------------------------------                          ----------------
(State  or  Other  Jurisdiction  of  Incorporation  or  Organization)
(I.R.S.  Employer
                                           Identification  No.)


    12000  Richmond  Avenue,  Houston,  Texas
---------------------------------------------
77082-2431
----------
        (Address  of  Principal  Executive  Offices)
(Zip  Code)



                                     (281) 597-0111
                             ----------------------
                           (Issuer's Telephone No.)


Securities  to  be  registered  under  Section  12(b)  of  the  Act:


 Title  of  each class                          Name of Each Exchange on which
     to  be  so  Registered                                Each Class is to be
     ----------------------                           ------------------------
Registered
    ------

                       None                                                N/A
---------------------------                      -----------------------------




Securities  to  be  Registered  under  Section  12(g)  of  the  Act:


                         Common  Stock,  $.001  par  value
     -----------------------------------------------------
                   (Title  of  Class)


                                        (Title  of  Class)

                                       1

                                      F-2





     --ooOoo--

     C  0  N  T  E  N  T  S
     ----------------------


     Page
     ----

Report  of  Independent  Auditors          2

Combined  Balance  Sheet          3

Combined  Statements  of  Operations          4

Combined  Statements  of  Stockholders'  Deficit          5

Combined  Statements  of  Cash  Flows          6

Notes  to  Combined  Financial  Statements          7-14

                        REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Stockholders of Burzynski Research Institute, Inc.



We have audited the accompanying combined balance sheets of Burzynski Research Institute, Inc. and S.R. Burzynski, M.D., Ph.D., Clinical Trials (the Company) as of February 28, 1997 and February 29, 1996, and the related combined statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Burzynski Research Institute, Inc. and S.R. Burzynski, M.D., Ph.D., Clinical Trials as of February 28, 1997 and February 29, 1996 and the results of their combined operations and their combined cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations, has a working capital deficit and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  Seitz  &  DeMarco,  P.C.
------------------------------
Seitz  &  DeMarco,  P.C.
Certified  Public  Accountants



Houston,  Texas
April  14,  1998

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  BALANCE  SHEETS
FEBRUARY  28,  1997  AND  FEBRUARY  29,  1996



                                   1997               1996
                                   ----               ----
ASSETS

Current  assets

  Cash  and  cash  equivalents  (Note  1)               $             15,716
                                                        -     --------------
                                                       $               5,945
                                                       -     ---------------

                           Total current assets                       15,716
                                                                       5,945

Property  and  equipment,  net  of  accumulated  depreciation
              and amortization (Notes 1,3 and 7)                     653,799
                                                                     699,818

     Other assets                         9,032                       29,564
                                ---------------               --------------

                        Total assets          $           678,547          $
                                              =     =============          =
                                                                     735,327
                                                                          ==


LIABILITIES  AND  STOCKHOLDERS'  EQUITY

Current  liabilities

              Notes payable (Note 4)          $           164,000          $
                                                                     164,000
               Current maturities of long-term debt (Note 5 and 10)
                                         2,796                         3,282
               Current portion of capital lease obligations (Note 7)
                                         65,066                       92,238
                      Accounts payable (Note 11)                     793,428
                                                                     443,831
                             Accrued liabilities                     468,716
                                                               -------------
                                                                     422,291
                                                                           -

                       Total current liabilities                   1,494,006
                                                                   1,125,642

               Long-term debt, less current maturities (Notes 5 and 10)
                                         10,280                       13,076
               Capital lease obligation, less current portion (Note 7)
                                         137,495                     184,044
Commitments  and  contingencies  (Notes 12 and 14)                         -
                                                               -------------
                      -
          -------------

                               Total liabilities                   1,641,781
                                                                   1,322,762

Stockholders'  deficit

    Common  stock,  $.001  par  value;  200,000,000  shares
        authorized, 131,289,444 shares issued and outstanding
                                         131,289                    131,289
    Additional paid-in capital                                    24,851,023
                                                                  17,273,782
      Retained deficit                (25,945,546)              (17,992,506)
                                     -------------             -------------

                        Total stockholders' deficit                (963,234)
                                                                    (587,435)


                      Total liabilities and stockholders' deficit          $
                                                                            =
                                         678,547          $           735,327
                                            ====          =     =============


The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  STATEMENTS  OF  OPERATIONS
FOR  THE  YEARS  ENDED  FEBRUARY  28,  1997  AND  FEBRUARY  29,  1996



                                   1997               1996
                                   ----               ----


Revenue
                     Other income          $                  170          $
                                            -     ----------------          -
                                                            15,223
                                                                            -

                    Total revenue                            170
                                                            15,223

Operating  expenses
          Research and development (Notes 1and 11)                   6,735,605
                                                                     5,713,241
                        General and administrative                     983,154
                                                                     1,206,326
                             Depreciation (Note 3)                     234,451
                                                                 -------------
                                                                       262,179
                                                                           ---

                          Total operating expenses                   7,953,210
                                                                 -------------
                                                                     7,181,746
                                                                     ---------

                Net loss before provision for tax                  (7,953,040)
                                                                   (7,166,523)

                Provision for tax (Notes 1 and 8)                            -
                                                                --------------
                                                                        19,650
                                                                        ------

          Net loss          $        (7,953,040)          $        (7,186,173)
                            =     ==============          =     ==============





Earnings  per  share  information:

                  Net loss per share          $            (0.0606)          $
                                              =     ===============          =
                                                                      (0.0547)
                                                                            ==

















The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
FOR  THE  YEARS  ENDED  FEBRUARY  28,  1997  AND  FEBRUARY  29,  1996




                                                 Additional
                             Common          Paid-in               Retained
                              Stock          Capital               Deficit
                                -----          -------               -------


Balance February 28, 1995          $           131,289          $
                            10,518,018          $      (10,806,333)

    FDA  clinical  trial  expenses  paid  directly  by
        S.R. Burzynski M.D., Ph. D.                               6,755,764

           Net loss                                             (7,186,173)
                                                             --------------

                      Balance February 29, 1996                     131,289
                                     17,273,782                (17,992,506)

    FDA  clinical  trial  expenses  paid  directly  by
        S.R. Burzynski M.D., Ph. D.                               7,577,241

             Net loss                                           (7,953,040)
                                                               ------------

            Balance February 28, 1997      $           131,289          $
                                            =     =============          =
                                     24,851,023          $      (25,945,546)
                                             ====          =     =============



















The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  STATEMENTS  OF  CASH  FLOWS
FOR  THE  YEARS  ENDED  FEBRUARY  28,  1997  AND  FEBRUARY  29,  1996

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
          Net loss          $        (7,953,040)          $        (7,186,173)
    Adjustments  to  reconcile  net  income  to
    net  cash  provided  by  operating  activities:
          Depreciation                     234,451                     262,179
    (Increase)  decrease  in
                           Other current assets                              -
                                                                       181,935
                                     Other assets                       20,532
                                                                      (4,514)
    Increase  (decrease)  in
                                   Accounts payable                     349,597
                                                                       322,450
                               Accrued liabilities                       46,425
                                                                --------------
                                                                   (133,376)
                                                                       -------

           NET CASH USED  BY OPERATING ACTIVITIES                  (7,302,035)
                                                                   (6,557,499)

CASH  FLOWS  FROM    INVESTING  ACTIVITIES
              Purchases of property and equipment                    (166,755)
                                                                --------------
                                                                     (127,496)
                                                                --------------

            NET CASH USED BY INVESTING ACTIVITIES                    (166,755)
                                                                     (127,496)

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
                      Proceeds from long-term debt                           -
                                                                        17,500
                     Payments on long-term debt                        (3,282)
                                                                       (1,142)
                       Payments on short-term debt                           -
                                                                      (10,000)
           Payments on capital lease obligations                      (95,398)
                                                                      (79,842)
                        Additional paid-in capital                   7,577,241
                                                                 -------------
                                                                     6,755,764
                                                                      --------

             NET CASH USED BY FINANCING ACTIVITIES                   7,478,561
                                                                 -------------
                                                                     6,682,280
                                                                 -------------

                 NET INCREASE (DECREASE) IN CASH                         9,771
                                                                       (2,715)

                       CASH AT BEGINNING OF YEAR                         5,945
                                                               ---------------
                                                                         8,660
                                                                         -----

                  CASH AT END OF YEAR          $             15,716          $
                                               =     ==============          =
                                                                         5,945
                                                                          ====


SUPPLEMENTAL  CASH  FLOW  DISCLOSURES:
    Cash  Paid  During  the  Year  For:
      Income  taxes                    $                   32,000          $

         Interest          $             36,097          $             41,926

SCHEDULE  OF  NON-CASH  FINANCING  ACTIVITIES:
                  Equipment acquired under capital lease obligation          $
                                           21,677          $           194,674


The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
FEBRUARY  28,  1997  AND  FEBRUARY  29,  1996


1.          Summary  of  Significant  Accounting  Policies:

Basis  of  Combination

The combined financial statements of Burzynski Research Institute, Inc. (the Company) include the accounts of Burzynski Research Institute, Inc., a Delaware corporation; and those of S.R. Burzynski, M.D., Ph.D. (Dr. Burzynski) related to the conduct of FDA approved clinical trials for antineoplaston drugs used in the treatment of cancer and other diseases. Accounts related to Dr. Burzynski's medical practice have not been included in these financial statements. Dr. Burzynski is the President, Chairman of the Board and owner of over 80% of the outstanding stock of Burzynski Research Institute, Inc., and also is the inventor and original patent holder of certain drug products known as "antineoplastons". All significant intercompany transactions and balances have been eliminated.

Business  Activity

The Company holds the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all the rights, titles and interest in antineoplaston drugs used in the treatment of cancer, once the drug is approved for sale by the United States Federal Drug Administration. The Company is primarily engaged as a research and development facility of drugs currently being tested for the use in the treatment of cancer, and provides consulting services.

Property  and  Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 5 to 31.5 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized; maintenance and repairs are charged against earnings as incurred. Upon disposal of assets, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized currently.

Research  and  Development

Research and development cost are charged to operations in the year incurred. Equipment used in research and development activities, which have alternative uses, are capitalized.

Cash  and  Cash  Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income  Taxes

The Company uses the liability method of accounting for income taxes, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying the enacted statutory tax rate applicable to future years to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The accounts of S.R. Burzynski, M.D., Ph.D., related to the conduct of FDA approved clinical trials are taxed directly to Dr. Burzynski and are not included in the Company's tax provision.

Management  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2.          Basis  of  Presentation:

The Company has prepared its financial statements on the basis that it will continue as a going concern. As of February 28, 1997, the Company had a working capital deficit of approximately $1,480,000, an accumulated deficit of approximately $25,945,000. For the years ended February 28, 1997 and February 29, 1996, the Company incurred losses of approximately $7,953,000 and $7,186,000, respectively. Effective March 1, 1997 the Company entered into an agreement with Stanislaw R. Burzynski M.D., Ph.D. in which Dr. Burzynski agreed to fund the basic research costs, FDA related costs and provide research and lab space for one year. Also, it is the intention of the directors and management to seek additional capital through the sale of securities. The proceeds from such sales will be used to fund the Company's operating deficit until it achieves positive operating cash flow. There can be no assurance that the Company will be able to raise such additional capital, or that Dr. Burzynski will be able to continue to fund the basic research and FDA related cost.

3.          Property  and  Equipment:

Property  and  equipment  consisted  of  the  following:

                           Estimated
                              Useful  Lives                               1997
                                                                          ----
1996
   -

Production equipment                  5  -  10   years     $   3,259,622     $
3,259,622
Leasehold  improvements                     5  - 31.5 years          1,568,442
1,528,780
Furniture  and  equipment                 5  -  10   years             603,367
321,691
Equipment  under  capital  lease         4  -   5    years             288,943
                                                               ---------------
       422,019
--------------

     Total  property  and  equipment                                 5,720,374
5,532,112

Accumulated  depreciation  and  amortization                       (5,066,575)
                                                               --------------
(4,832,294)
----------

                                        $            653,799     $     699,818
                                        ====================     =============

Depreciation and amortization expense for the years ended February 28, 1997 and February 29, 1996 was $234,451 and $262,179, respectively.

4.          Notes  Payable:

Notes  payable  consisted  of  the  following:
             1997                        1996
             ----                        ----
Note  payable  to  an  individual  dated  April  27,
1992,  unsecured,  bearing  interest  of  6.75%  due
annually.    The  note  is  due  on demand.               $      100,000     $
100,000

Note  payable  to  an  individual  dated  August  11,
1992,  unsecured,  bearing  no  interest  due  on
demand,  with  monthly  principal  payments  of
$2,000  if  funds  are  available.                                      64,000
                                                              ----------------
64,000
------

                                        $            164,000     $     164,000
                                        ====================     =============

5.          Long-Term  Debt:

Long-term  debt  consisted  of  the  following:

                                                  1997                    1996
                                                  ----                    ----
Note  payable  to  a  bank  dated  November  25,
1994,  unsecured,  and  bearing  interest  at  the
banks  base  rate  plus  3.45%  (approximately
12%)  due  in  36  monthly  installments  beginning
November  25,  1995  of  3%  of  the  unpaid  balance
plus  interest  with  any  unpaid  balance  due
November  25,  1998.    The  note  is  guaranteed  by
the  Company's  majority  shareholder.                    $       13,076     $
16,358

Less  :    Current  maturities                                           2,796
                                                              ----------------
3,282
-----


$              10,280          $              13,076
=====================          =====================

6.          Employee  Benefits:

The Company has a self funded employee benefit plan providing health care benefits for all its employees. It also provides for them group dental insurance, short-term and long-term disability insurance, and life insurance. The Company pays 100% of the cost for its employees and 50% of any dependent coverage. The plan has a $200 deductible and a maximum life time benefit of $1,000,000 per covered participant. Due to stop-loss insurance, benefits payable by the Company are limited to $12,500 per person during the policy year. The Company charged to operations a provision of $97,257 for 1997 and $97,073 for 1996, which represents the sum of actual claims paid and an estimate of liabilities relating to claims, both asserted and unasserted, resulting from incidents that occurred during the year.

7.          Leases  Commitments:

The Company leases certain equipment under agreements which are classified as capital leases. Cost and accumulated amortization of such assets totaled $288,943 and $422,019; $144,571 and $185,613, respectively, as of February
28, 1997 and February 29, 1996. Future minimum lease payments under noncancelable lease agreements are as follows:

               Fiscal  year  ending
               February  28  or  29:

                    1998                                           $    84,260
                    1999                                                76,775
                    2000                                                60,932
                    2001                                                16,348
                    2002                                                   386
                                                                --------------

Total  future  minimum  lease  payments                                238,701
Less  amount  representing  interest                                    36,140
                                                                  ------------
Present  value  of  future  minimum  lease  payments                   202,561
Less  current  portion of capital lease obligations                     65,066
                                                                  ------------

Long-term  capital  lease  obligations                              $  137,495
                                                                    ==========

The Company leases laboratory facilities, office space and equipment under agreements which are classified as operating leases. Rent expense incurred under these leases was approximately $297,680 and $316,324 for the years ended February 28, 1997 and February 29, 1996, respectively. All lease agreements are on a month to month basis.

8.          Income  Taxes:

The actual income tax benefit attributable to the Company's losses for the years ended February 28, 1997 and February 29, 1996, differ from the amounts computed by applying the U.S. federal income tax rate of 34% to the pretax loss as a result of the following:

1997                          1996
----                          ----

Expected  benefit                            $  (2,704,034)     $  (2,436,618)
Nondeductible  expenses                                                  1,509
319
Taxed  directly  to  Dr.  Burzynski                                  2,519,814
2,426,129
Change  in  valuation  allowance                                       182,711
10,170
State  franchise  tax                                                        -
                                                               ---------------
19,650
------

Income  tax  expense  (benefit)          $              -      $        19,650
                                         ================      ===============

The components of the Company's deferred income tax assets as of February 28, 1997 and February 29, 1996 were as follows:
                                              1997                        1996
                                              ----                        ----
Deferred  tax  assets:
     Net  operating  loss  carryforwards                  $      317,738     $
140,702
     Excess  book  depreciation                                         26,416
21,501
     Accrued  expenses                                                  90,615
89,855
     Alternative  minimum  tax  credit  carryforwards                   42,603
                                                              ----------------
42,603
------

          Total  deferred  tax  assets                                 477,372
294,661
          Less  valuation  allowance                                 (477,372)
                                                              ---------------
(294,661)
 -------

                    Net deferred tax assets     $          -     $           -
                                                ============     =============
_

The Company's ability to utilize net operating loss carryforwards and alternative minimum tax credit carryforwards will depend on its ability to generate adequate future taxable income. The Company has no historical earnings on which to base an expectation of future taxable income. Accordingly, a valuation allowance for the total deferred tax assets has been provided.

The Company has net operating loss carryforwards available to offset future income in the amounts of $925,699 as of February 28, 1997. The net operating loss carryforwards expire as follows:

          Year  ending
      February  28,  or  29,

          2007                                        $                 18,371
          2008                                                         383,639
          2011                                                          11,818
          2012                                                         511,871

The Company has alternative minimum tax credit carryforwards of $42,603 and investment tax credit carryforwards of $22,757. The investment tax credit
carryforwards    expire  between  February  28,  1999  and  February 28, 2001.

9.          Economic  Dependency:

The Company received the majority of its funding from Stanislaw Burzynski, M.D., Ph.DDr. Burzynski contributed capital to fund costs over and above the income received by the Company. The following is a summary of the capital contributed by Stanislaw Burzynski, M.D., Ph.D.:
                                              1997                        1996
                                              ----                        ----

     Capital  contributed                                   $  7,577,241     $
                                                            ============     =
6,755,764
        =

10.          Fair  Value  of  Financial  Instruments:

Information regarding those financial instruments with fair values not equal to their carrying value, none of which are held for trading purposes, are as follows:

                           1997                                           1996
                          Carrying          Fair            Carrying      Fair
                          Amount          Value               Amount     Value
                          ------          -----               ------     -----

Noninterest  bearing  note payable     $   64,000    $   58,420     $   64,000
                                       ==========    ==========     ==========
$      58,420
=============

11.          Related  Party  Transactions:

Stanislaw Burzynski, M.D., Ph.D., is President, Chairman of the Board and owner of over 80% of the Company's outstanding stock. Dr. Burzynski also is the inventor and original patent holder of certain drug products known as "antineoplastons". The Company has entered into a license agreement with Dr. Burzynski which gives the Company the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all of his rights, titles and interests in antineoplaston drugs used in the treatment of cancer, including but not limited to any patent rights which may be granted in these countries. The license is terminable at the option of Dr. Burzynski, if he is removed as Chairman of the Board or President of the Company, or if any shareholder or group of shareholders acting in concert becomes the beneficial owner of the Company's securities having voting power equal to or greater than the voting power of the securities held by him. This license agreement was amended on March 1, 1990 by granting to Dr. Burzynski the limited right to manufacture, use, and exploit antineoplastons in the Company's exclusive territory solely for the purpose of enabling Dr. Burzynski to treat patients in his medical practice until the date on which the United States Federal Drug Administration approves the sale of antineoplastons for the treatment of cancer in the United States.

Effective January 23, 1992, the Company restructured its relationship with Dr.
Burzynski.    As  a  result  of  the  restructuring,  all  manufacturing  was transferred to Dr. Burzynski's medical practice and the Company began operating solely as a research and development facility of antineoplastons for the use in the treatment of cancer and also provides consulting services.

12.          Litigation  Matters:

The Company is involved in lawsuits arising in the ordinary course of business. In the opinion of the Company's legal counsel and management, any liability resulting from such litigation would not be material in relation to the Company's financial position.

13.          Subsequent  Events:

Effective March 1, 1997 the Company ("BRI") entered into a research funding agreement with Stanislaw R. Burzynski, M.D.Ph.D.("SRB") and terminated the royalty agreement entered into on January 23, 1992 more fully described in note 11. The research funding agreement states that SRB is the inventor and original patent holder of certain drug products known as "antineoplastons" and BRI owns the rights to exploit "antineoplastons" for the treatment of cancer in the United States, Canada and Mexico. It also states that none of the drug formulations are currently approved for interstate marketing by the U.S. Food and Drug Administration, ("FDA") but SRB is currently the principal investigator of approximately 74 FDA approved clinical trials, the purpose of the clinical trials is to obtain said FDA approval; and it is mutually advantageous that basic science research continue to develop, refine and improve antineoplastons. BRI is willing to undertake such research but does not currently have sufficient funds to conduct the research, and SRB is willing to fund such research until a permanent source of financing is obtained.

The  parties  agreed  to  the  following:

1. BRI agrees to undertake all scientific research in connection with the development of new or improved antineoplastons for the treatment of cancer. BRI will hire such personnel as is required to fulfill its obligations under the agreement.

     2. SRB agrees to fund in its entirety all basic research which BRI undertakes in connection with the development of other antineoplastons or refinements to existing antineoplastons for the treatment of cancer.

     3. As FDA approval of antineoplastons will benefit both parties, SRB agrees to pay the expenses to conduct the clinical trials for BRI.

4. SRB agrees to provide BRI such laboratory and research space as BRI needs at the Trinity Drive facility in Stafford, Texas, and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility.

5. In the event the research described in the agreement results in the approval of any additional patents, SRB shall own all such patents, but shall license to BRI the patents based on the same terms, conditions and limitations as is in the current license between the parties.

6. SRB shall have unlimited and free access to all equipment which BRI owns, so long as such use is not in conflict with BRI's use of such equipment, including without limitation to all equipment used in manufacturing of antineoplastons used in the clinical trials.

7. The amounts which SRB is obligated to pay under the agreement shall be reduced dollar for dollar by the following:

a. Any income which BRI receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income (such as purchase of chemicals, products or equipment solely necessary to engage in such other research and development activity).

          b. The net proceeds of any stock offering or private placement which BRI receives during the term of the agreement up to a maximum of $1,000,000 in a given BRI fiscal year.

8. The initial term of the agreement is one year. The agreement will be automatically renewable for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement.

9. The agreement shall automatically terminate in the event that SRB owns less than fifty percent of the outstanding shares of BRI, or is removed as President and or Chairman of the Board of BRI, unless SRB notifies BRI in writing his intention to continue the agreement notwithstanding this automatic termination provision.

On February 10, 1998 Burzynski Research Institute, Inc. and Stanislaw R. Burzynski settled their lawsuit with the Department of Health of the State of Texas (DOH) which had been file in January 1992. The Company and Dr. Burzynski agreed to pay reasonable attorneys fees and investigative expenses in the amount of $50,000.

14.          Commitments:

On  March 25, 1997 the Company entered into a royalty agreement with Stanislaw
R. Burzynski, M.D.,Ph.D., whereby Dr. Burzynski will undertake to continue to be the principal clinical investigator of FDA approved clinical trials, which trials are necessary for obtaining FDA approval for interstate marketing and distribution of antineoplastons. Upon receiving FDA approval for interstate marketing and distribution, the Company agrees to pay to Dr. Burzynski a royalty interest equivalent to 10% (ten percent) of the Company's gross income, which royalty interest shall include gross receipts from all future sales, distributions and manufacture of antineoplastons. Dr. Burzynski will have the right to either produce antineoplaston products for use in his medical practice to treat up to 1,000 patients without paying any fees to the Company, or purchase from the Company antineoplaston products for use in his medical practice to treat up to 1,000 patients at a price of the Company's cost to produce the antineoplaston products plus 10% (ten percent). Dr. Burzynski will also have the right to either lease or purchase all the manufacturing equipment located at 12707 Trinity Drive, Stafford, Texas at a fair market price. The Company will have the right to produce all antineoplaston products to be sold or distributed in the U.S., Canada and Mexico for the treatment of cancer. The Company will also have the right to lease from Dr. Burzynski the entire premise located at 12707 Trinity Drive, Stafford, Texas at arms-length terms at rates competitive with those available in the market at that time, provided that Dr. Burzynski does not need the facility for his use.


                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Burzynski  Research  Institute,  Inc.


by:          /s/Stanislaw  R.  Burzynski
             ---------------------------
     Stanislaw  R.  Burzynski,  President,
Chairman  of  the  Board  and  Director

Date:          April  23,  1998

     Each person whose signature appears below constitutes and appoints Dr. Burzynski his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, severally, for him/her in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/Stanislaw  R.  Burzynski                               Date: April 23, 1998
---------------------------
Stanislaw  R.  Burzynski
President,  Chairman  of  the  Board  and  Director

/s/Tadeusz  Bruzynski                                     Date: April 23, 1998
---------------------
Tadeusz  Burzynski
Senior  Vice  President  and  Director

/s/Dean  Mouscher                                         Date: April 23, 1998
-----------------
Dean  Mouscher
Secretary

/s/Barbara  Burzynski                                     Date: April 23, 1998
---------------------
Barbara  Burzynski
Director

/s/Michael  H.  Driscoll                                  Date: April 23, 1998
------------------------
Michael  H.  Driscoll
Director

/s/Carlton  Hazelwood                                     Date: April 23, 1998
---------------------
Carlton  Hazelwood
Director